United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale presents initiatives to achieve the full potential of Base Metals business and informs about estimates updates

Rio de Janeiro, September 7th, 2022 (republished) - Vale SA ("Vale" or "Company”) has disclosed the material, which will be presented during a virtual meeting with market analysts, updating on the Base Metals business. The presentation describes how Vale's Base Metals unit is well-positioned for the global energy transition and also details the broad asset and resource base, the high-quality low-carbon products, and the robust project pipeline to foster growth.

The presentation is available at Vale’s website www.vale.com in the investor section and in CVM.

In addition, Vale announces, on this date, the update of the following estimates:

Estimated volumes for nickel and copper

	Mid-term (2024-26)¹	Long-term (beyond 2028)²
Nickel (ktpy)	230-245	>300
Copper (ktpy)	390-420	~900

¹Including indirect exposure to total nickel sourced from PTVI mines for Bahodopi and Pomalaa.

²Including indirect exposure to total nickel sourced from PTVI mines for Bahodopi, Pomalaa and Sorowako HPAL.

All-in costs after byproducts before sustaining for nickel and copper

	2022	Mid-term (2024-26)
Nickel (US$/t)	~12,300	~10,000
Copper (US$/t)	~4,000	~2,300

Vale clarifies that the information provided in this document represent only an expectation, hypothetical data that by no means constitute a promise of performance by Vale and/or its management. The estimates presented involve market factors that are beyond Vale’s control and, therefore, can be subject to new changes. Additionally, Vale informs that will file again in due course the item 11 of its Reference Form, in the period required by the Resolution CVM number 80/2022.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: September 12, 2022		Head of Investor Relations